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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ------------------------

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001

                               ABN AMRO BANK N.V.
                (Translation of Registrant's name into English)

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                                THE NETHERLANDS
                        (Jurisdiction of Incorporation)

                             Gustav Mahlerlaan 10,
                       1082 PP Amsterdam, The Netherlands
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                         FORM 20-F X      FORM 40-F
                                  ---            ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         YES                   NO X
                            ---                  ---

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ABN AMRO BANK N.V.


Dated: June 4, 2001                             By:  /s/ Mark Egert
                                                   -----------------------------
                                                Name:  Mark Egert
                                                Title: Attorney-in-fact



                                                By:  /s/ Robert J. Mulligan, Jr.
                                                   -----------------------------
                                                Name:  Robert J. Mulligan, Jr.
                                                Title: Attorney-in-fact



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                               ABN AMRO BANK N.V.


                               TABLE OF CONTENTS



                                                                     Sequential
Item                                                                 Page Number
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1.     New Agents Supplemental Agreement dated May 14, 2001.........      3